COMMERZBANK 

AKTIENGESELLSCHAFT
NEW YORK BRANCH

RECEIVED

2008 APR 30 A 8:38



OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

April 23, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990



08002206

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) and article 24 of German Securities Trading Act issued this week with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the Credit Suisse Group. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Deepa Keswani
Vice President & Head Compliance Officer

PROCESSED
MAY 06 2008
THOMSON REUTERS

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure



DGAP Voting rights announcement: Commerzbank AG
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

Publication according to § 26 (1) WpHG

23.04.2008
Release of a voting rights announcement according to article 21, section 1 WpHG in connection with article 24 WpHG transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen under the 3 % limit of the voting rights on April 15, 2008 and as of this date amounted to 2.698% (17,731,716 voting shares).

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, informed us that the announced voting rights of Credit Suisse Securities (Europe) Limited, London, England, in Commerzbank AG, Frankfurt am Main, Germany, have continued to exceed the 3% limit of the voting rights on April 15, 2008 and as of this date amounted to 3.284% (21,581,077 voting shares).

Hence the voting rights of the affiliated companies of Credit Suisse Securities (Europe) Limited, in detail Credit Suisse (International) Holding AG, Zug, Switzerland, Credit Suisse Investments (UK), London, England, and Credit Suisse Investment Holdings (UK), London, England, in Commerzbank AG, Frankfurt am Main, Germany, have also continued to exceed the 3% limit of the voting rights on April 15, 2008 and amounted to 3.284% (21,581,077 voting shares) as of this date. These voting rights are to be completely attributed to the companies mentioned in this section according to article 22 (1) 1 No. 1 WpHG.

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, pointed out that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, have continued to exceed the 5% limit of the voting rights on April 15, 2008 and as of this date amounted to 6.035% (39,661,213 voting shares). Voting rights amounting to 6.025% (39,591,763 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.011% (69,450 voting shares) are to be attributed to Credit Suisse, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Furthermore Credit Suisse Group, Zurich, Switzerland, informed us for the sake of completeness that the voting rights of Credit Suisse Group, Zurich, Switzerland, have continued to exceed the 5% limit of the voting rights on April 15, 2008 and amounted to 6.052% (39,769,576 voting shares) as of this date. Voting rights amounting to 6.028%

(39,610,911 voting shares) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.024% (158,665 voting shares) are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies regarding Credit Suisse International is (starting on the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

The string of controlling companies regarding Credit Suisse Securities (Europe) Limited is (starting on the lowest level): Credit Suisse Securities (Europe) Limited, Credit Suisse Investment Holdings (UK), Credit Suisse Investments (UK), Credit Suisse (International) Holding AG, Credit Suisse and Credit Suisse Group.

End of Voting rights announcementDGAP regulatory service

Language: English
Issuer: Commerzbank AG
Kaiserplatz
60261 Frankfurt am Main Deutschland
WWW: www.commerzbank.de

End of news DGAP regulatory service

COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

April 25, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) and article 24 of German Securities Trading Act issued this week with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the Credit Suisse Group. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH



Deepa Keswani
Vice President & Head Compliance Officer



Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

File No. 82-2523

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

25.04.2008

Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse Securities (Europe) Limited, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen under the 3 % limit of the voting rights on April 16, 2008 and as of this date amounted to 2.363% (15,529,969 voting shares).

Hence the voting rights of the affiliated companies of Credit Suisse Securities (Europe) Limited, in detail Credit Suisse (International) Holding AG, Zug, Switzerland, Credit Suisse Investments (UK), London, England, and Credit Suisse Investment Holdings (UK), London, England, in Commerzbank AG, Frankfurt am Main, Germany, have also fallen under the 3% limit of the voting rights on April 16, 2008 and amounted to 2.363% (15,529,969 voting shares) as of this date. These voting rights are to be completely attributed to the companies mentioned in this section according to article 22 (1) 1 No. 1 WpHG.

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, pointed out that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, have continued to exceed the 5% limit of the voting rights on April 16, 2008 and as of this date amounted to 5.231% (34,376,786 voting shares). Voting rights amounting to 5.166% (33,946,970 voting shares) are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.065% (429,816 voting shares) are to be attributed to Credit Suisse, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Furthermore Credit Suisse Group, Zurich, Switzerland, informed us for the sake of completeness that the voting rights of Credit Suisse Group, Zurich, Switzerland, have continued to exceed the 5% limit of the voting rights on April 16, 2008 and amounted to 5.247% (34,482,149 voting shares) as of this date. Voting rights amounting to 5.169% (33,966,118 voting shares) are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.079% (516,031 voting shares) are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting on the lowest level): Credit Suisse Securities (Europe) Limited, Credit Suisse Investment Holdings (UK), Credit Suisse Investments (UK), Credit Suisse (International) Holding AG, Credit Suisse and Credit Suisse Group.

DGAP 25.04.2008

Language: English
Issuer: Commerzbank AG
Kaiserplatz
60261 Frankfurt am Main
Deutschland
Internet: www.commerzbank.de
End of News DGAP News-Service

END